THE ONE GROUP HOSPITALITY, INC.
411 West 14th Street, 2nd Floor
New York, New York 10014

March 23, 2018

KWM | Philotimo
5850 Coral Ridge Drive
Suite 309
Coral Springs, FL 33076

Attention: David Kanen

Re: Letter Regarding Designee to Board of Directors

Dear Mr. Kanen:

This letter agreement (the "**Agreement**") is by and among David Kanen and Kanen Wealth Management LLC ("**Kanen Wealth Management**") (collectively, the "**Kanen Group**", and each individually a "**member**" of the Kanen Group) and The ONE Group Hospitality, Inc. (the "**Company**").

The Kanen Group beneficially owns 4,855,194 shares of the common stock of the Company (the "**Common Stock**"), which represents approximately 17.3% of the issued and outstanding shares of Common Stock based upon the amendment to Schedule 13D filed on December 29, 2017 by members of the Kanen Group with the United States Securities and Exchange Commission (the "**SEC**").

In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Designee of One Board Member. Subject to Section 1(a) and 1(b) below, Kanen Group and the Company agree that provided that the Kanen Group beneficially owns at least 10% of the Company's outstanding Common Stock, Kanen Group shall have the right to designate one member to the Company's Board of Directors (the "**Board**").

(a) Kanen Wealth Management has provided names of prospective nominees which are listed on Schedule A attached hereto ("**Nominees**") to be considered for one seat on the Company's Board.

(b) The Company has engaged in a thorough process of evaluating the qualifications and background of each of the Nominees and will submit one of the Nominees to the Board for approval (the "**Designee**"). In the event that the Board does not approve any of the Nominees,

Kanen Wealth Management has the right but not the obligation to submit additional prospective nominees until one is approved by the Board.

(c)   The Designee will be appointed as a Class I director with a term expiring in 2020, provided that the Kanen Group beneficially owns at least 10% of the Company's Common Stock.

(d)   The Company agrees that the Designee shall be appointed to at least one of the standing committees of the Board.

(e)   The Company agrees that the Designee shall receive (i) the same benefits of director and officer insurance, and any indemnity arrangements available generally to the directors on the Board, (ii) the same compensation for service as a director as the compensation received by other non-employee directors on the Board, and (iii) such other benefits on the same basis as all other non-employee directors on the Board.

2.   Standstill. Each member of the Kanen Group agrees, that it will not, and will cause its Affiliates or Associates (as such terms are defined in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and its respective principals, directors, general partners, officers, employees, and agents and representatives acting on their behalf (collectively and individually, the "**Kanen Affiliates**" not to, directly or indirectly, absent prior express written invitation or authorization by the Board:

(a)   make, engage in or in any way participate in, directly or indirectly, any "solicitation" (as such term is used in the proxy rules of the SEC but without regard to the exclusion set forth in Rule 14a-1(1)(2)(iv) of the Exchange Act) of proxies or consents with respect to the election or removal of directors of the Company or any other matter or proposal or become a "participant" (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents from the Company's shareholders;

(b)   encourage, influence or advise any other Person or assist any Person in so encouraging, influencing or advising any Person with respect to the giving or withholding of any proxy, consent or other authority to vote the Company's shares (other than such encouragement or advice that is consistent with the Board's recommendation in connection with such matter);

(c)   form, join, encourage, influence, advise, act in concert with or in any way participate in, directly or indirectly, any "group" as defined pursuant to Section 13(d) of the Exchange Act, with respect to any Voting Securities, other than solely with Kanen Affiliates with respect to Voting Securities now or hereafter owned by them;

(d)   (i) engage in, or become a party to, any swap or hedging transaction or other derivative agreement of any nature with respect to Voting Securities or (ii) acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities, or rights or options to acquire any Voting Securities of the Company, or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Voting Securities, in each case of clause (i) or clause (ii);

(e)   sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying common stock of the Company held by the Kanen Group or any Kanen Affiliate to any Third Party (as defined below);

(f)   sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or the underlying securities of the Company held by the Kanen Group or a Kanen Affiliate that would knowingly result in such Third Party, together with its affiliates and associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of more than 4.9% of the shares of the Company's common stock outstanding at such time (including due to such Third Party, together with its affiliates and associates, owning, controlling or otherwise having any beneficial or other ownership interest in more than 4.9% prior to such sale, offer or agreement to sell), except in a transaction approved by the Board;

(g)   effect or seek to effect, offer or propose to effect, cause, make or in any way participate, directly or indirectly, (or in any way assist or facilitate any other person to do so) in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries or the Company's securities or a material amount of the assets of the Company and its subsidiaries ("**Extraordinary Transaction**"), taken as a whole, or frustrate or seek to frustrate any Extraordinary Transaction proposed or endorsed by the Company, or make any public statement with respect to an Extraordinary Transaction (it being understood and agreed that the foregoing shall not restrict the Kanen Group from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other stockholders of the Company, or from participating in any such transaction that has been approved by the Board); or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement regarding any of the types of matters set forth above in this Section 2;

(h)   enter into a voting trust or proxy, arrangement or agreement or subject any Voting Securities to any voting trust or proxy, arrangement or agreement, in each case other than solely with other Kanen Affiliates, with respect to Voting Securities now or hereafter owned by them and other than granting proxies in solicitations approved by the Board;

(i)   engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including any put or call option or "swap" transaction) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

(j)   (i) except as set forth in Section 1 of this Agreement, seek, alone or in concert with others, election or appointment to, or representation on, the Board, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board; or (ii) seek, alone or in concert with others, the removal or resignation of any member of the Board;

(k)   make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(l)   (i) call or seek to call any meeting of stockholders, including by written consent, (ii) except as set forth in Section 1 of this Agreement, seek representation on, or nominate any candidate to, the Board, (iii) seek the removal of any member of the Board, (iv) solicit consents from stockholders or otherwise act to seek or act by written consent, or (v) conduct a referendum of stockholders;

(m)   make any request for stock list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or other statutory or regulatory provisions providing for shareholder access to books and records;

(n)   make any public statement or public proposal or request with respect to or take any action in support of (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any change in the capitalization or dividend policy of the Company, (iii) any other material change in the Company's management, business or corporate structure, (iv) any waiver, amendment or modification to the Company's certificate of incorporation or By-Laws, or other actions which may impede the acquisition of control of the Company by any person, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Exchange Act;

(o)   institute, solicit, assist or join (or threaten to do so) any litigation, action, complaint, arbitration or other proceeding against or involving the Company or any of its current former or future directors, officers, employees, stockholders or Affiliates (including derivative actions), in order to effect or take any of the actions expressly prohibited by this paragraph 13;

(p)   make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or causes to be disparaged, the Company, any of the Company's Affiliates, or any of the Company's past, present or future officers or directors appointed during the term of this Agreement;

(q)   make any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(r)   enter into any discussions, negotiations, agreements or understandings with any Third Party to take any action that the Kanen Group is prohibited from taking pursuant to this Section 2;

(s)   make any request or submit any proposal to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal; or

(t)   disclose any intention, plan or arrangement to do any of the foregoing.

(u)   As used in this paragraph 13, the term (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (b)"Person" shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (c) "Third Party" means any Person that is not the Kanen Group or an Affiliate of the Kanen Group; and (d) "Voting Securities" shall mean the shares of common stock of the Company and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

These standstill restrictions terminate upon the earliest to occur of (i) the end of the term for which a Designee is appointed (or such longer period as the Designee or, in certain circumstances, a replacement director selected pursuant to the Agreement, continues to serve on the Board), (ii) ten calendar days prior to the deadline for the submission of shareholder nominations for the Company's 2019 annual meeting of stockholders (but only in the event that the Kanen Group beneficially owns 10% or more of the Company's outstanding shares of Common Stock and the appointed Designee has tendered his resignation on or before such date) and (iii) five business days after such date, if any, that the Kanen Group provides written notice to the Company that the Company materially breached any of its commitments under the Agreement and where the Company has not cured such breach within 15 business days after such written notice (such period, the "**Standstill Period**").

During the Standstill Period, the Kanen Group has also agreed to vote its shares in favor of the Company's nominees of existing directors for election to the Board and in accordance with any recommendations of the Board on certain other matters. The Company agrees that during the Standstill Period neither it, nor any of its officer, directors or employees, will make any statement or announcement that constitutes an ad hominem attack on, or otherwise disparages or causes to be disparaged, the Kanen Group, or any member of the Kanen Group.

The Agreement will terminate upon the expiration of the Standstill Period.

3.   Regulation FD. The Kanen Group hereby confirms that it is aware and that the Kanen Affiliates have been advised that the United States securities laws prohibit any person who has material non-public information about a company from purchasing or selling securities of such company. The Kanen Group acknowledges that the provisions of SEC Regulation FD requires the public announcement of previously non-public material information if that information is disclosed to anyone who has not agreed to maintain the confidentiality of that information. The Kanen Group agrees to take no action that would require the Company to make a public announcement pursuant to the requirements of Regulation FD.

4.   Background Checks. The Company's obligation under Section 1 is conditioned on the Board's Nominating and Governance Committee's completion, to its reasonable satisfaction with the results, of its review of the Nominees, including a satisfactory background check.

5.   Representations and Covenants of the Kanen Group. The Kanen Group, jointly and severally, represent and warrant to the Company as follows: (i) each member of the Kanen Group that is an entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) each member of the Kanen Group has the requisite power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (iii) this Agreement has been duly and validly authorized, executed and delivered by each member of the Kanen Group, constitutes a valid and binding obligation and agreement of each member of the Kanen Group and is enforceable against each member of the Kanen Group in accordance with its terms; (iv) the Kanen Group, together with the Kanen Affiliates, beneficially own, directly or indirectly, an aggregate of 4,855,194 shares of Common Stock and such shares of Common Stock constitute all of the Common Stock beneficially owned by the Kanen Group and the Kanen Affiliates or in which the Kanen Group or the Kanen Affiliates have any interest or right to acquire, whether through derivative securities, voting agreements or otherwise; (v) Kanen and its Affiliates shall inform any party with shared voting or dispositive power over such securities of the terms of this Agreement; and (vi) as of the date of this Agreement, Kanen Wealth Management and its Affiliates beneficially own less than 20% of the outstanding Common Stock.

6.   Public Announcements. The parties shall make the following public announcements and/or filings with the SEC:

(a)   The Company shall file promptly with the SEC a Current Report on Form 8-K (the "Form 8-K") reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto.

(b)   The Kanen Group shall promptly, but in no case prior to the date of the filing of the Form 8-K by the Company pursuant to Section 6(a) hereof, prepare and file an amendment to Schedule 13D with respect to the Company reporting the beneficial ownership reflected in this Agreement and entry into this Agreement and amending the applicable items to conform to the obligations hereunder.

(c)   None of the Kanen Group or the Kanen Affiliates shall (i) issue a press release in connection with this Agreement or the actions contemplated hereby or (ii) except as contemplated by this Section 6, otherwise make any public statement, disclosure or announcement with respect to this Agreement or the actions contemplated hereby, other than as mutually agreed to by the Company and the Kanen Group.

7.   Miscellaneous. The parties agree that irreparable damage could occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage may not be adequately compensable in monetary damages. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the federal or state courts in the City of New York, in addition to any other remedies at law or in equity, and each party agrees it will not take any action, directly or indirectly, in opposition to another party seeking relief. Each of the parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief. Furthermore, each of the parties hereto (a) consents

to submit itself to the personal jurisdiction of such federal or state courts in the City of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than such federal or state courts in the City of New York. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO ANY CONFLICT OR CHOICE OF LAW PRINCIPLES THAT MAY RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

8.   Expenses. The Company will reimburse the Kanen Group for its reasonable, documented legal expenses in an amount up to $2500 incurred in connection with the negotiation and execution of this Agreement. In the event that any legal action becomes necessary to enforce the Company's rights under this Agreement, the Company, if successful, shall be entitled, in addition to its court costs, to its reasonable attorneys' fees, expert witness fees and legal expenses.

9.   Entire Agreement; Amendment. This Agreement contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an agreement in writing executed by the parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

10.   Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this subsection, or (b) if given by e-mail, when such e-mail is transmitted to the e-mail address set forth below and the appropriate confirmation is received:

if to the Company: The ONE Group Hospitality, Inc.
                                411 West 14th Street, 2nd Floor
                                New York, New York 10014
                                Attention: Chief Executive Officer

With a copy to the General Counsel of The
ONE Group Hospitality, Inc. at the same
address

if to the Kanen Group:

KWM | Philotimo
5850 Coral Ridge Drive
Suite 309
Coral Springs, FL 33076
Attention: David Kanen

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Fax No.: (212) 451-2222
E-mail: afreedman@olshanlaw.com
Attention: Andrew Freedman, Esq.

11.   Severability. If at any time subsequent to the date hereof, any provision of this
Agreement shall be held by any court of competent jurisdiction to be illegal, void or
unenforceable, such provision shall be of no force and effect, but the illegality or
unenforceability of such provision shall have no effect upon the legality or enforceability of any
other provision of this Agreement.

12.   Counterparts. This Agreement may be executed in two or more counterparts
either manually or by electronic or digital signature (including by facsimile or electronic mail
transmission), each of which shall be deemed to be an original and all of which together shall
constitute a single binding agreement on the parties, notwithstanding that not all parties are
signatories to the same counterpart.

13.   No Third Party Beneficiaries; Assignment. This Agreement is solely for the
benefit of the parties hereto and is not binding upon or enforceable by any other persons. No
party to this Agreement may assign its rights or delegate its obligations under this Agreement,
whether by operation of law or otherwise, and any assignment in contravention hereof shall be
null and void. Nothing in this Agreement, whether express or implied, is intended to or shall
confer any rights, benefits or remedies under or by reason of this Agreement on any persons
other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge
the obligation or liability of any third persons to any party.

14.   Interpretation and Construction. When a reference is made in this Agreement to
a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The
headings contained in this Agreement are for reference purposes only and shall not affect in any
way the meaning or interpretation of this Agreement. Whenever the words "include," "includes"
and "including" are used in this Agreement, they shall be deemed to be followed by the words
"without limitation." The words "hereof, "herein" and "hereunder" and words of similar import
when used in this Agreement shall refer to this Agreement as a whole and not to any particular

provision of this Agreement. The word "will" shall be construed to have the same meaning as the word "shall." The words "dates hereof" will refer to the date of this Agreement. The word "or" is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Very truly yours,

THE ONE GROUP HOSPITALITY, INC.

By: LINDA SILUK

Its: INTERIM CHIEF FINANCIAL OFFICER

AGREED AND ACCEPTED BY:

By: _____
David Kanen

KANEN WEALTH MANAGEMENT LLC

By: _____
Name:
Title:

[Signature page to letter.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Very truly yours,

THE ONE GROUP HOSPITALITY, INC.

____
By:
Its:

AGREED AND ACCEPTED BY:

By: David Kanen
David Kanen

KANEN WEALTH MANAGEMENT LLC

By: David Kanen
Name: David Kanen
Title: president

[Signature page to letter.]